UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________________________________
Marathon Petroleum Corporation
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $.01 per share
(Title of Class of Securities)
56585A102
(CUSIP Number of Common Stock)
Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
539 South Main Street
Findlay, Ohio 45840-3229
419-422-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
James P. Dougherty
Michael J. Solecki
Benjamin L. Stulberg
Jones Day
North Point
Cleveland, Ohio 44114-1190
(216) 586-3939

__________________________________

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*
* Pursuant to General Instruction D to Schedule TO, no filing fee is required because the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the potential commencement of a "modified Dutch Auction" tender offer by Marathon Petroleum Corporation, a Delaware corporation (“MPC” or the “Company”), to purchase up to $4 billion of its common stock, par value $0.01 per share, at an anticipated price range between $56 and $63 per share, less any applicable withholding taxes and without interest, subject to market conditions. Further details on the tender offer will be filed with the U.S. Securities and Exchange Commission (the “Commission”) at the time of its commencement.

On May 14, 2021, the Company disseminated a press release in which the Company (i) provided additional comments regarding the closing of its $21 billion sale of Speedway to 7-Eleven, Inc., a wholly owned, indirect subsidiary of Seven & i Holdings Co., Ltd (3382: Tokyo) and (ii) confirmed that it remains committed to the capital return plans announced by the Company earlier in the day on May 14, 2021. The press release is attached to this Tender Offer Statement on Schedule TO as Exhibit 99.1 and is incorporated herein by reference.

Additional Information Regarding the Tender Offer
The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell MPC common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell MPC common stock or any other securities. The tender offer has not yet commenced, and there can be no assurances that MPC will commence the tender offer on the terms described in this communication or at all. On the commencement date of the tender offer, MPC will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the SEC. The tender offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. When available, shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Once the offer is commenced, shareholders will be able to obtain copies of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that MPC will be filing with the SEC at the SEC's website at www.sec.gov, from MPC's website at www.marathonpetroleum.com or from the information agent in connection with the tender offer.

Exhibit

Exhibit Number	Description

99.1	Press Release dated May 14, 2021